April 19, 2012

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	National Fuel Gas Company

Form 10-K for Fiscal Year Ended September 30, 2011

Filed November 23, 2011

Definitive Proxy Statement on Schedule 14A

Filed January 20, 2012

File No. 1-3880

Dear Mr. Thompson:

We have reviewed the Securities and Exchange Commission (Commission) staff letter of comment dated April 5, 2012 concerning the above-mentioned filings. Below are our responses to each of your comments. Please note that National Fuel Gas Company (the Company) is a holding company, and substantially all operating activities are carried out by wholly-owned and lower-tiered subsidiaries. Those subsidiaries may also be included in reporting segments. For convenience, however, our response may refer simply to the Company, since the Company is the reporting entity. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934. The Company also acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended September 30, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 37

1.	We note that you provide a reconciliation of current and prior earnings and a comparative detailed summary of operating results for each segment in your earnings press releases. Please tell us your consideration of providing similar information in your annual and quarterly reports to supplement the narrative discussions of changes in consolidated and segment revenues and earnings.

Company response:  The Company believes that the narrative discussions of changes in consolidated and segment revenues and earnings provide the disclosures required by Regulation S-K. The reconciliation of current and prior earnings and the comparative detailed summary of operating results for each segment included in the earnings press release are considered to be supplemental disclosures. While the Company understands that this supplemental information might be considered to be a useful presentation to certain readers of the Form 10-K or Form 10-Q, including it within such reports along with the narrative discussions would be duplicative and would not provide additional information to the reader. Therefore, the Company has chosen to provide this supplemental disclosure solely within the earnings press release that is furnished under cover of Form 8-K.

Item 8. Financial Statements and Supplementary Data, page 70

Financial Statements, page 71

Notes to Consolidated Financial Statements, page 76

Note C – Regulatory Matters, page 88

2.	Please tell us your consideration of disclosing the remaining recovery period of regulatory assets not earning return. Refer to ASC 980-340-50-1.

Company response:  The Company did consider this disclosure and decided that the disclosure would not be very meaningful for a large percentage of its regulatory assets. For example, out of total regulatory assets of $724,111,000 at September 30, 2011, pension and post-retirement benefit regulatory assets amounted to $507,987,000. Of this total, $491,507,000 (97%) related to the unfunded status of the Company’s Retirement Plan and VEBA Trusts, which will fluctuate annually and cannot be tied to a specific recovery period. With that said, the Company acknowledges that other regulatory assets do have a specific recovery period and the Company will disclose such recovery periods, where applicable, in future filings.

Note I – Commitments and Contingencies, page 116

Other, page 117

3.	Reference is made to your statement in the last sentence in the fifth paragraph that normal-course matters could have a material effect on earnings and cash flows in the period in which they are resolved. Please tell us how your disclosure satisfies the requirement to disclose an estimate of the possible loss or range of loss or that such an estimate cannot be made. Refer to ASC 450-20-50.

Company response:  The Company’s disclosure is intended to inform the reader that there are other matters that the Company deals with in the normal course of business that could possibly have some material financial impact in the future depending on the outcome of various proceedings. In future filings, as applicable, the Company will modify the last sentence to read as follows:

“While these other matters arising in the normal course of business could have a material effect on earnings and cash flows in the period in which they are resolved, an estimate of the possible loss or range of loss, if any, cannot be made at this time.”

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 21

Annual Cash Incentive, page 26

4.	We note your indication that Mr. Bauer earned a discretionary amount in addition to the amounts that were based upon pre-established objective performance criteria. Please tell us why you have reflected this additional amount ($51,840) as non-equity compensation in the Summary Compensation Table, as opposed to a cash bonus, given that the amount appears to be discretionary. Refer to Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations, located at www.sec.gov.

Company response:  The amount reflected for Mr. Bauer as non-equity incentive plan compensation in the Summary Compensation Table ($251,840) includes (i) an estimated payment under the Performance Incentive Program of $51,840, and (ii) a payment under the Executive Annual Compensation Incentive Program (EACIP) of

$200,000. Both the Performance Incentive Program and the EACIP are incentive plans set forth in formal written documents approved by the Board of Directors and filed as exhibits to the Company’s Form 10-K. Payments made under the plans constitute non-equity compensation in the Summary Compensation Table, rather than cash bonus, because both plans meet the definition of a non-equity incentive plan. Both plans provide cash compensation intended to serve as incentive for performance to occur over a specified period (three years for the Performance Incentive Program, and generally one year for the EACIP), whether such performance is measured by financial performance, stock price or any other performance measure. As permitted by the terms of the EACIP, and as described in the Compensation Discussion and Analysis at pages 26-27 of the proxy statement, 25% of the EACIP target incentive is dependent on the Chief Executive Officer’s subjective measurement of the participant’s performance. By the terms of the plan, the subjective portion of an EACIP payment is limited to 50% of the target incentive (maximum performance level of 200% multiplied by maximum goal weight of 25%), and the total payment under the EACIP is limited to 200% of the target incentive (maximum performance level of 200% on each goal). EACIP payments to executive officers are approved by the Compensation Committee.

If you have any questions on any of our responses, please direct them to me at (716) 857-7344 or by e-mail at camiolok@natfuel.com.

Sincerely,
NATIONAL FUEL GAS COMPANY

By:	/s/ K. M. Camiolo
K.M. Camiolo
Controller and Principal Accounting Officer